Exhibit 99.2
IFRS-INR Press Release

Infosys Technologies Announces Results for the Quarter ended September 30, 2010

Q2 revenues grew by 24.4% year on year; sequentially grew by 12.1%
Bangalore, India – Oct 15, 2010

Highlights

Consolidated results under IFRS for the quarter ended September 30, 2010
  Revenues were Rs. 6,947 crore for the quarter ended September 30, 2010; QoQ growth was 12.1%; YoY growth was 24.4%
  Net profit after tax  was Rs. 1,737 crore for the quarter ended September 30, 2010; QoQ growth was 16.7%; YoY growth was 13.2%
  Earnings per share was Rs. 30.41 for the quarter ended September 30,2010; QoQ growth was 16.7%; YoY growth was 13.0%
Others
  27 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 14,264 employees (net addition of 7,646) for the quarter by Infosys and its subsidiaries
  1,22,468 employees as on September 30, 2010 for Infosys and its subsidiaries
  Declared an interim dividend of Rs. 10 per share and a 30th year special dividend of Rs. 30 per share (previous year interim dividend of Rs. 10 per share). The record date for the payment of dividend is October 22, 2010.
“Though the economic environment continues to be challenging, we have leveraged our client relationships, solutions and investments to grow faster in this quarter,” said S. Gopalakrishnan, CEO and Managing Director. “There are significant drivers for investment in Information Technology since any transformation program to ‘build tomorrow’s enterprises’ requires these investments to be made. We are partnering with our clients on these initiatives.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS) is as follows:

Outlook under IFRS – consolidated*

Quarter ending December 31, 2010
  Revenues are expected to be in the range of Rs. 6,884 crore and Rs. 6,953 crore; YoY growth of 19.9% to 21.1%
  Earnings per share (EPS) is expected to be in the range of Rs. 29.37 and Rs. 29.89; YoY growth of 7.5% to 9.4%
Fiscal year ending March 31, 2011**
  Revenues are expected to be in the range of Rs. 26,951 crore and Rs. 27,165 crore; YoY growth of 18.5% to 19.4%
  Earnings per share (EPS) is expected to be in the range of Rs. 115.07 and Rs. 117.07; YoY growth of 5.5% to 7.4%
*	Conversion 1 US$ = Rs. 44.50
**	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 6.4% to 8.2%

Outlook under IFRS – consolidated#

Quarter ending December 31, 2010
  Revenues are expected to be in the range of $1,547 million and $1,562 million; YoY growth of 25.6% to 26.8%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $0.66 and $0.67; YoY growth of 11.9% to 13.6%
Fiscal year ending March 31, 2011##
  Revenues are expected to be in the range of $5.95 billion and $6.00 billion; YoY growth of 24.0% to 25.0%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $2.54 and $2.58;YoY growth of 10.4% to 12.2%
#	Exchange rates considered for major global currencies: AUD / USD – 0.97; GBP / USD – 1.58; Euro / USD – 1.36
##	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 11.4% to 13.2%

Awards and recognition

In recognition of our management and strategic planning practice, we were given the 2010 Force of Ideas award by the Corporate Executive Board, Washington D.C. We won the North America Oracle Titan Award for ‘Outstanding Customer Solutions by a Leading Partner’ during Oracle® OpenWorld 2010. We received another Titan Award for the successful implementation of Oracle Warehouse Management System (WMS) for Cummins Inc. The award for the Best ITSM (IT Service Management) Project of the Year was awarded to Telstra and Infosys by itSMF Australia. Infosys BPO won the CMO Asia Award for Excellence in Branding and Marketing for its initiative to promote thought leadership and its relationship with analysts, media and other key influencers.

Expansion of services and significant projects

We continue to expand our offerings, enabling our clients’ transformations, managing their operations and accelerating their innovations. We invested in research in new lines of products and services which have been successfully adopted and implemented by our clients.

Transformation

Our solutions have been driving transformation for our existing and new clients, helping them streamline and diversify their businesses.

We are working with a global food and beverage major to enhance systems in their Product Lifecycle Management and Laboratory Information Management System applications. We are helping a Global 1000 CPG convenience foods company consolidate its intranet portals. We are also supporting the global product creation systems for a US-based sportswear and equipment major to help the client build next generation Product Lifecycle Management platforms. We were the sole sourced consultancy for improving quality management processes for the IT wing of a leading white goods company.

A leading manufacturer selected us as its partner to modernize its business systems by reducing complexity in process applications, minimizing costs and improving responsiveness. We are working with a major oilfield service provider to develop and support technology products that will help oil and gas operators optimize production. We were selected by an international power company to work on its global financial consolidation project.

We are working with a publication house to transform its order management value chain to increase revenues and improve customer engagement. We defined the mobility roadmap for the US sales force of a leading agribusiness company to improve the client’s effectiveness and customer responsiveness. A global financial services company selected us to roll out a new broker / dealer platform for its client and advisor base.

Operations

We continue to successfully manage and meet our clients’ operational requirements, delivering higher returns on their investments.

We are working with the research and development team of a multinational computer manufacturer to develop processes and systems to manage software projects, resulting in efficiencies and cost savings. We are managing the flagship data center platforms and products for a leading US-based infrastructure management products company, enabling the client to focus on the development of next generation product platforms. We were chosen by a computer major to deliver next-generation software to manage servers and enable remote access services. We are helping a global consumer electronics company expand its retail supply chain platform to handle increased volumes and provide better service.

We delivered a program to optimize key business processes for an energy services provider in the US. A global oil and gas major selected us to set up and support a middleware infrastructure and integration layer that will integrate its trading applications. A global energy company selected us to implement a new automated SAP invoice payments system that would give it predictable flow of resources in business operations.

We are working with a leading aircraft manufacturer to customize its technical publication software to reduce turnaround time and effort. A large manufacturer of springs consulted us for its business intelligence and data warehousing consolidation. We are helping a major consumer packaging company to create a single globally integrated human resources information system. We were selected by a leader in the aerospace and defense sector to conceptualize and design a roadmap for its intranet and corporate communications.

Innovation

Our innovative prowess continues to gain favor with clients.

We are the strategic engineering partner of a leading network equipment company, helping develop its core software platform for next generation products. A US-based technology major engaged us to set up and execute a Center of Excellence focusing on quality assurance services for critical applications.

An aircraft equipment manufacturing major has solicited our help with aircraft wing structure and system integration design for a large new commercial aircraft program. We are carrying out the detailed design for a new commercial aircraft development program for a leading aerospace supplier. We are also providing post-design support for a large new aircraft program of a major aerospace supplier.

We have developed an innovative mobile navigation application for an online mapping service that has helped the client tap into a large mobile user base. A global bank has partnered with us to set up a Compliance Center of Excellence that will enhance its compliance bandwidth while rolling out new strategic programs. We are developing and deploying a mobile sales force enablement solution to enhance productivity for a global orthopedic solutions company. A large US utility is using our services to develop and deploy multiple Smart Grid initiatives that will reduce malfunctions and operational costs.

“Our portfolio of services and our enhanced focus on solutions as well as new engagement models are providing a compelling value proposition to our clients,” said S.D. Shibulal, Chief Operating Officer. “We continue to see stronger volume growth with greater traction in financial services and retail.”

Products and Platforms

Finacle™

Gartner Inc. positioned Infosys in the Leaders Quadrant of the recently released ‘Magic Quadrant for International Retail Core Banking (IRCB) 2010’ report for its Finacle™ core banking solution. Finacle™ continued its business momentum, adding 11 wins this quarter. Of these, four were from the Europe, Middle East and Africa (EMEA) region and seven from the Asia Pacific region. Eleven client projects went live on Finacle during the quarter.

We crossed another milestone as Innovation Partner to banks with the launch of Finacle analyz™, a comprehensive analytics solution that empowers bank staff to make faster, insight-based decisions to strengthen customer relationships and improve profitability.

Flypp™

Flypp™, the smart mobile application platform from Infosys, went live with Aircel, powering its PocketApps application store. The Aircel store offers over 2,000 mobile applications across seven different categories – Everyday Convenience, Education & Career, Finance, Health & Living, Games, Music & Fun and Socially Connected. Powered by Flypp™, Aircel PocketApps is accessible on more than 3,800 different handsets.

Infosys iEngage™

The Infosys iEngage™ digital consumer platform has been selected by one of the world’s leading semiconductor companies to deliver next generation eCommerce for its direct-to-consumer division servicing North America and four countries across Europe.

We also announced a strategic partnership with Jive Social Business Software for the Infosys iEngage™ digital consumer platform. This relationship will enhance the customer and employee engagement functionalities in Infosys iEngage™. Infosys will work closely with Jive in three areas – product roadmap, platform expertise, and best practice sharing.

New markets and services

We continued to generate new clients from the Asia-Pacific, Middle East and Latin America regions this quarter. We helped implement a Salesforce.com-Oracle integration for a Global 500 electronics manufacturer, to maintain business-critical networks and manage revenue leakage. A disease detection and monitoring agency from the Asia-Pacific region engaged us to provide a workflow solution to increase efficiency of its IT operations. Our work for a mobile and fixed-line service provider in the Middle East resulted in the client being able to quickly launch new products in the market and also offer value-added services.

Our Learning Services continue to demonstrate strong traction in the market. A telecom service provider in Europe engaged us to build a modular e-Learning program for creating awareness in the first stage of a critical systems process transformation initiative. This program is also accessible to people with disabilities. We worked with a global telecommunication leader to accelerate end user adoption across its global strategic sourcing systems. A provider of integrated logistics services in Asia engaged us to perform training needs analysis and training strategy development and create instructor-led trainings. A leading power company selected us to lead and develop a learning solution to accelerate end user adoption of its enterprise resource planning solution.

Infosys BPO

Infosys BPO’s services continue to be in demand. A leading European life insurance company engaged us to assess cost reductions through back office policy servicing. We were engaged by a leading pharmaceutical company to provide multilingual support across 16 European countries. A large global bank opted for our services to identify and improve process efficiency in its wholesale banking operations. We are harmonizing all processes for a global player in the healthcare, lifestyle and lighting space. We were selected by a leading software company to execute editorial review and fraud process work for one of its key operations.

Process Innovation

During the second quarter, Infosys applied for 18 patent applications in India and the US. With this, Infosys has an aggregate of 256 patent applications (pending) in India and the US and has been granted 15 patents by the United States Patent and Trademark Office.

Liquidity

As on September 30, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was Rs. 17,388 crore (Rs. 13,846 crore as on  September 30, 2009).

“Our operating margins improved during the quarter while our liquidity position was further strengthened with cash and cash equivalents reaching US $3.9 billion,” said V. Balakrishnan, Chief Financial Officer. “However, the continued global economic uncertainty, coupled with extreme currency volatility, is a concern for the industry.”

Human resources

During the quarter, Infosys and its subsidiaries added 14,264 employees (gross). The net addition during the quarter was 7,646.

“We have seen record hiring this quarter and attrition has decreased,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “Our new career architecture is showing positive results.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 1,22,000  employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarter ended June 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries
	(In Rs. crore except share data)
Consolidated Balance Sheets as of	September 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	15,401	12,111
Available-for-sale financial assets	38	2,556
Investment in certificates of deposit	1,949	1,190
Trade receivables	4,171	3,494
Unbilled revenue	1,056	841
Derivative financial instruments	18	95
Prepayments and other current assets	786	641
Total current assets	23,419	20,928
Non-current assets
Property, plant and equipment	4,529	4,439
Goodwill	824	829
Intangible assets	52	56
Deferred income tax assets	309	346
Income tax assets	641	667
Other non-current assets	519	347
Total non-current assets	6,874	6,684
Total assets	30,293	27,612
LIABILITIES AND EQUITY
Current liabilities
Trade payables	38	10
Current income tax liabilities	904	724
Client deposits	11	8
Unearned revenue	597	531
Employee benefit obligations	149	131
Provisions	81	82
Other current liabilities	1,931	1,707
Total current liabilities	3,711	3,193
Non-current liabilities
Deferred income tax liabilities	1	114
Employee benefit obligations	200	171
Other non-current liabilities	56	61
Total liabilities	3,968	3,539
Equity
Share capital – Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 571,201,074 and 570,991,592, net of 2,833,600 treasury shares each, as of September 30, 2010 and March 31, 2010, respectively	286	286
Share premium	3,059	3,047
Retained earnings	22,894	20,668
Other components of equity	86	72
Total equity attributable to equity holders of the company	26,325	24,073
Total liabilities and equity	30,293	27,612

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income
			(In Rs. crore except share data)
Consolidated Statements of Comprehensive Income	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Revenues	6,947	5,585	13,145	11,057
Cost of sales	3,971	3,203	7,619	6,342
Gross profit	2,976	2,382	5,526	4,715
Operating expenses:
Selling and marketing expenses	380	276	719	537
Administrative expenses	498	413	954	841
Total operating expenses	878	689	1,673	1,378
Operating profit	2,098	1,693	3,853	3,337
Other income, net	267	239	506	508
Profit before income taxes	2,365	1,932	4,359	3,845
Income tax expense	628	397	1,134	785
Net profit	1,737	1,535	3,225	3,060
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax	4	–	(3)	–
Exchange differences on translating foreign operations	34	30	17	69
Total other comprehensive income	38	30	14	69
Total comprehensive income	1,775	1,565	3,239	3,129
Profit attributable to:
Owners of the company	1,737	1,535	3,225	3,060
Non-controlling interest	–	–	–	–
	1,737	1,535	3,225	3,060
Total comprehensive income attributable to:
Owners of the company	1,775	1,565	3,239	3,129
Non-controlling interest	–	–	–	–
	1.775	1,565	3,239	3,129
Earnings per equity share
Basic (Rs.)	30.41	26.91	56.47	53.67
Diluted (Rs.)	30.40	26.87	56.45	53.60
Weighted average equity shares used in computing earnings per equity share
Basic	571,131,367	570,343,178	571,083,717	570,229,204
Diluted	571,358,817	571,046,545	571,345,695	570,948,478